UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bridgepoint Education, Inc.

File No. 001-34272- CF#28051

Bridgepoint Education, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2012.

Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.55	through August 31, 2021
Exhibit 10.67	through March 2, 2015
Exhibit 10.70	through January 1, 2016
Exhibit 10.73	through January 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel